

July 31, 2012

<u>Via Email</u>
D. Anthony Peay
Executive Vice President and Chief Financial Officer
Union First Market Bankshares Corporation
1051 East Cary Street, Suite 1200
Richmond, Virginia 23219

> **Re:** **Union First Market Bankshares Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed March 14, 2012**
> **Form 10-Q for Fiscal Quarter Ended**
> **March 31, 2012**
> **Filed May 9, 2012**
> **File No. 0-20293**

Dear Mr. Peay:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

    Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief